Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127405

CB RICHARD ELLIS REALTY TRUST

Supplement No. 19 dated October 28, 2008

to the Prospectus dated April 25, 2008

We are providing this Supplement No. 19 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 12 dated September 11, 2008, Supplement No. 13 dated September 22, 2008, Supplement No. 14 dated September 30, 2008, Supplement No. 15 dated October 6, 2008, Supplement No. 16 dated October 7, 2008, Supplement No. 17 dated October 14, 2008 and Supplement No. 18 dated October 15, 2008. Capitalized terms used in this Supplement No. 19 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” and “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the sections entitled “Management of the Company—Our Executive Officers and Trustees,” “Real Estate Investments” and “The Investment Advisor—The Advisory Agreement.”

Status of Our Current Offering

On October 24, 2006, we commenced an initial public offering of up to $2,000,000,000 in our common shares. As of September 30, 2008, we had accepted subscriptions from 10,330 investors and issued 48,933,180 common shares pursuant to this public offering, which includes 785,006 common shares issued pursuant to our dividend reinvestment plan, and received $488,939,300 in gross proceeds. As of September 30, 2008, 55,546,825 common shares were issued and outstanding. We previously announced that our board of trustees approved an extension of our initial public offering until December 31, 2008. If we extend our offering beyond December 31, 2008, we will provide that information in a prospectus supplement. We have entered into an amendment to the managing dealer agreement with our Dealer Manager to extend the term of such agreement to correspond to the extended period of our offering.

Management of the Company

This section contains certain information that supplements and updates the information under the section “Management of the Company—Our Executive Officers and Trustees,” which begins on page 83 of our prospectus.

On October 24, 2008, our board of trustees appointed Philip L. Kianka as our Chief Operating Officer and Executive Vice President.

Mr. Kianka has been the Director of Operations of CBRE Advisors LLC, our Investment Advisor, since April 2006. Mr. Kianka has over 23 years of experience in acquisitions, asset and portfolio management, development and dispositions of real estate. Prior to joining the Investment Advisor, Mr. Kianka was a Vice President and senior asset manager for Lexington Corporate Properties Trust from 1997 to 2005. Mr. Kianka also spent 13 years as Vice President at Merrill Lynch Hubbard, a real estate investment subsidiary of Merrill Lynch, which acquired, operated and sold over $1.8 billion of real estate investments on behalf of over 240,000 investors. Mr. Kianka received a B.A. and a MArch from Clemson University in Clemson, South Carolina and is a licensed architect and member of the American Institute of Architects. Mr. Kianka is 52 years old.

Real Estate Investments

This section contains certain information that supplements and updates certain of the information under the section “Real Estate Investments,” which begins on page 91 of our prospectus.

Recent Developments

Maskew Retail Park – Peterborough, United Kingdom

On October 23, 2008, we acquired a fee interest in Maskew Retail Park located on Maskew Avenue, Peterborough, United Kingdom. We acquired Maskew Retail Park for approximately £30,000,000 ($50,685,000), exclusive of customary closing costs and stamp duty fees, which was funded using net proceeds from our initial public offering. Upon closing, we paid our Investment Advisor an acquisition fee of approximately $506,850. This acquisition fee is not included in the £30,000,000 ($50,685,000) acquisition cost of Maskew Retail Park.

Maskew Retail Park consists of a three unit retail development and surface parking lot completed in 2007. The property is 100% leased to three tenants: B&Q plc, the largest home improvement, hardware and building supply retailer in the United Kingdom, under a lease that expires in September 2027; Matalan Retail Limited, one of the largest clothing and household goods retailers in the United Kingdom, under a lease that expires in September 2022; and Argos Limited, a major household goods and general merchandise retailer, under a lease that expires in April 2023.

The Investment Advisor

This section contains certain information that supplements and updates the information under the section “The Investment Advisor—The Advisory Agreement,” which begins on page 100 of our prospectus.

On October 24, 2008, our board of trustees approved the renewal of the advisory agreement with our Investment Advisor for an additional one-year period.